December 16, 2009	TSX: QC
NYSE AMEX: QCC

QUEST CAPITAL CORP. ANNOUNCES APPROVAL OF
NORMAL COURSE ISSUER BID

Vancouver, British Columbia - Quest Capital Corp. (the “Corporation” or “Quest”) announced today that it has received approval from the Toronto Stock Exchange (the “TSX”) for its normal course issuer bid (“NCIB”), under which the Corporation may make open market purchases of its common shares over the TSX. Purchases pursuant to the normal course issuer bid may commence on December 18, 2009 and will terminate on December 17, 2010 or on such earlier date as the Corporation may complete its purchases or otherwise terminate the bid.

Under the NCIB, the Corporation may purchase up to 12,132,650 common shares, which represents approximately 10% of the total of the Corporation’s public float; Quest has 151,464,334 common shares issued and outstanding as at December 10, 2009 and its public float is approximately 121,326,500. The actual number of shares purchased, the timing of the purchases and the prices at which the shares will be purchased will depend upon future market conditions. A maximum of 42,793 common shares (being 25% of the average daily trading volume) may be purchased by Quest on any one day under its normal course issuer bid, except where purchases are made in accordance with “block purchases” exemptions under applicable TSX policies. The Corporation will pay market price at the time of acquisition for any shares purchased under the normal course issuer bid. The Corporation will cancel shares purchased under the bid. In the previous 12 months, the Corporation has not purchased any of its outstanding common shares.

The Corporation’s directors believe that the purchase from time to time of common shares of the Corporation may be a worthwhile investment for the Corporation that should benefit continuing shareholders. The Corporation’s directors believe that normal course issuer bid purchases of shares for cancellation may, by reducing the number of outstanding shares, reduce the discount that may exist between the market price of its shares and the Corporation’s net asset value per share.

ABOUT QUEST

Quest Capital Corp. is a publicly traded mortgage investment corporation. For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

CONTACTS
For further information please contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(800) 318-3094 or (604) 687-8378

Forward Looking Statements
This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forwardlooking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.